Name Change of Service Providers

Effective January 1, 2002, the fund's administrator, accounting services agent and shareholder servicing agent, Firstar Mutual Fund Services, LLC, changed its name to U.S. Bancorp Fund Services, LLC. On the same day, the Fund's custodian, Firstar Bank, N.A., changed its name to U.S. Bank, N.A.


Subsequent Event - Change in Distributor

On February 21, 2002, the Board of Directors approved a change in distributor. Effective March 1, 2002, Quasar Distributors, LLC, an affiliate of U.S. Bancorp Fund Services, LLC, will serve as distributor to the Fund.